March 17, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	U Power Limited

Registration Statement on Form F-1

File No. 333-294161

Ladies and Gentlemen:

As the representative of the underwriters of the proposed offering of U Power Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on Wednesday, March 18, 2026, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through March 17, 2026, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated March 13, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh M. Veera
	Name:	Ritesh M. Veera
	Title:	Co-Head of Investment Banking